
st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

12 June 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco


03022918

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Presentation by CFO to UBS Financial Service Conference

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
General Counsel and Secretary

dlw 6/24

FILE NO. 82-3809

St.George Bank Ltd - Delivering Sustainable Growth

Steve McKerihan CFO

UBS Warburg Financial Service Conference June 2003

RETHINK  SERVICE!

Performance dimensions

Strategic framework

Growth priorities

Targets and summary



STRONG 2003 FIRST HALF

	Mar 2003	Mar 2002	% Change
Profit Before Sig. Items	$298m	$244m	22
Profit After Sig. Items	$298m	$157m	90
Earnings per Share*	140.6¢	122.4¢	15
Return on Equity*	20.4%	19.3%	
Expense to Income*	49.2%	52.7%	
Dividend	45 cents	38 cents	18

*Calculated before significant items and goodwill amortisation

SUSTAINED FINANCIAL PERFORMANCE


$m
NPAT^
298
320
280
240
200
160
120
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03


cents
EPS*
140.6
155
140
125
110
95
80
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03


%
ROE*
20.4
22
20
18
16
14
12
10
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03


%
Expense/Income Ratio*
49.2
60
56
52
48
44
Sep-00 Mar-01 Sep-01 Mar-02 Sep-02 Mar-03

^Before significant items
*Calculated before significant items and goodwill amortisation

WE HAVE DELIVERED A QUALITY RESULT

- Strong revenue growth with stable margins
- Superior credit quality maintained
- Effective cost management
- Resilience in wealth management
- Significant improvement in residential lending

TRACK RECORD OF DIVIDEND GROWTH

Dividends Mar-00 to Mar-03


cents
CAGR = 19.2%
50
40
30
20
26
29
31
34
38
42
45
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03

- **Dividend increase of 18%**
- **Six consecutive increases in dividend payments**
- **All dividends fully franked**
- **Dividend Reinvestment Plan continued**

ST.GEORGE STRATEGIC FRAMEWORK

Key Business Goals

1. Deepen and strengthen relationships with customers in our chosen markets
2. Leverage specialist capabilities for growth
3. Creatively differentiate on service
4. Accelerate and empower relationship selling
5. Optimise cost structure
6. Build team and performance culture

PRIORITISING LONG TERM SUSTAINABLE GROWTH

- New Business Model and Integrated Sales and Service
- Middle Market
- Wealth Management
- Home Loans
- Brand and Customer Service
- Productivity Management

NEW BUSINESS MODEL - KEY CHANGES

9

Customer Segments

- Key leaders appointed
- GOLD segment moved into Wealth Management
- Call centre teams aligned

Integrated Sales and Service

- Regional leaders appointed
- New sales and service system in prototype
- Training support in place
- Change management focus

INTEGRATED SALES AND SERVICE PROGRAM

10

- APPROACH
  - Simple and consistent framework
  - Encompassing targets, outcomes, measurements and rewards
  - Supported by training and coaching
- ROLLOUT
  - Prototype active in 20 branches
  - Roll out to all branches by September 2003
  - Tailored for all proprietary distribution channels

INTEGRATED SALES AND SERVICE - OBJECTIVES

- Install a bank-wide sales and service planning process
- Drive a sales and service performance culture
- Identify and close skills gaps
- Make the customer the focus of everything we do
- Empower our people


COMPONENTS OF AN INTEGRATED SALES AND SERVICE CULTURE
Human Resources
Retail Operations
S&S Incentives and Recognition
THE CUSTOMER
Property
S&S Tracking and Reporting
Financial Reporting
Service Standards

MIDDLE MARKET – BUILDING ON SUCCESS

- Extending and refining relationship model
- Raising brand awareness
- Strengthening expertise around 5 key industries
- Streamlining credit processes without relaxation of standards

MIDDLE MARKET - CREDIT QUALITY REMAINS STRONG



Total Middle Market Receivables
$bn
18%
9.5
8.5
7.5
6.5
5.5
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Impaired Assets/ Total Middle Market Receivables
%
0.8
0.6
0.4
0.2
0.0
0.34
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03


MIDDLE MARKET – LEVERAGING RELATIONSHIPS
15
KARM Cross-sell
7.0
6.5
6.0
5.5
5.0
4.5
4.0
4.9
5.4
5.8
6.0
6.4
Mar-02 Jun-02 Sep-02 Dec-02 Mar-03
Market Share
%
5.4
5.2
5.0
4.8
4.6
4.4
4.2
4.0
4.2
4.5
4.9
5.2
Dec-01 Feb-02 Aug-02 Feb-03
KARM – Key Account Relationship Management
ABA commercial lending market share report

MIDDLE MARKET - DISTINGUISHING CAPABILITIES

- Market leading service delivery
- Complete product and service offering
- High levels of customer loyalty and retention
- Focused expertise around 5 key industries
- Strong retention of highly skilled relationship managers
- Increasing brand awareness
- Strong credit disciplines and track record

GOLD SEGMENT – A STRATEGIC PRIORITY

17

Customer Segmentation


GOLD
> $200k Deposits
> $300k Loans
> $100k Wealth products
5%
10%

85%

GOLD segment

- 80k customers
- Limited dedicated infrastructure
- Collaborative cost model
- *Leveraging Group's integrated sales and service program*

GOLD – ENHANCING THE CUSTOMER RELATIONSHIP

18

Growth of GOLD customers


k
120
100
80
60
40
20
0
5
29
49
64
80
110
Sep-01
Sep-02
Mar-03
Sep-03

Customers retained


Mar-00
93%
Mar-03
97%

Customer satisfaction up 16% since Mar-00

GOLD – DISTINGUISHING CAPABILITIES

19

- Strong levels of satisfaction and retention
- Preferred service through customer's existing channel of choice
- Rapid escalation of problems
- One stop shop solution driven call centre
- 80k customers, growing to 110k by September 03
- Limited dedicated infrastructure
- Collaborative cost structure
- Leveraging Group's integrated sales and service program

HOME LOANS – BUILDING MOMENTUM

20

St.George Residential Lending



$bn
Annualised growth rate = 12.5%
39
38
37
36
35
38.5
36.2
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03

Includes securitised loans

How are we tracking?

	St.George Growth* (%)	Net Balance Growth ($m)
Sep-02	6.7	202
Oct-02	9.0	272
Nov-02	9.8	299
Dec-02	11.0	337
Jan-03	12.0	370
Feb-03	12.9	403
Mar-03	18.4	580

- Credit quality maintained
- Margins maintained

* Annualised growth

HOME LOANS – IMPROVING PRODUCT MIX

St.George Group Residential Loan Product Mix


39%
31%
12%
12 months to Sep -02
28%
32%
19%
6 months to Mar-03
Introductory rate loans
Standard variable loans
Portfolio loans
Other – includes fixed rate and basic loans

- **Reduction in proportion of discount introductory loans being written**
  - Positive margin impact
  - Better retention characteristics
- **Introduced higher margin home loan products:**
  Low Doc, Seniors Access, and No Deposit

CREDIT QUALITY ON HOUSING BOOK OUTSTANDING

- **LVR of mortgage book is 35%**
- **LVR of mortgages written YTD is 68%**
- **LVR of investment loan book is 36%**
- **LVR for units* is 35%. For investment units is 37%**
- **Loans with LVR greater than 80% are mortgage insured**
- **Investment loans represent less than 30% of mortgage book**
- **Loan loss rate in mortgage book averages 2bp over last 10 years**
- **Loan loss ratio of investment loan book averaged less than 1 basis point over last 5 years**

* Secured by strata and company title

BRAND AND CUSTOMER SERVICE


st.george

- New brand positioning
- Focus on our people
- Build on our service advantage

RETHINK – MORE THAN JUST A TAG LINE


st.george

Shifting perceptions

- Existing customers: 'Rethink what else we can do for you'
- New customers: 'Rethink St.George for banking, investing, business and insurance'
- Staff: 'Rethink. Are we meeting all of our customer's needs?'

FREEDOM ACCOUNT - STREAMLINING

25

Current Products

Setoff
Happy Dragon
E-Account
Deluxe
Staff
Student
Standard
Basic

- products
- 3 different ASF levels
- 3 different OTC charges
- 6 different free monthly transaction counts

After Redesign

Freedom

Balance Range	
$5k+	• No account keeping fee • Unlimited free transactions through any channel
$1k - $5k	• No account keeping fee • 10 free transactions, including 2 branch • Excess transaction fees apply • Unlimited free IVR and Inet transactions
$0k - $1k	• $6 account keeping fee • 10 free transactions, including 2 branch • Excess transaction fees apply • Unlimited free IVR and Inet transactions

FREEDOM – PROMOTING BALANCE GROWTH

26

•Our customer research indicated

- Customers expect to pay for banking services, but they want fees and charges to be fair
- Customers want their transaction account to have simple features and benefits

•The redesign of the account reflects these findings

- All customers can access free over the counter transactions in their monthly count
- Fee-free phone and internet banking transactions now included
- Fee-free EFTPOS is available when using the St.George MultiAccess Visa Debit Card

•The new fee structure rewards customers for holdings

- The new fee structure waives all fees (excluding non St.George/BankSA ATM fees) for customers holding more than $5,000 in their transaction account – previously customers required $20,000 to achieve this

FREEDOM – LAUNCHING THE PROGRAM

"We're mailing customers, not accounts"

- **Customers**
  - Customers segmented into 3 groups, each group receiving a tailored letter
  - Tone and style of communication designed to remove complexity
  - 'Down to Earth' style
- **Staff**
  - Front line communications and training
  - On-line training as well as face-to-face

PRODUCTIVITY MANAGEMENT

- **On track for $60m in EBB savings in '03 and $80m in '04**
- **Rigorous financial analysis of investments**
- **Cross-divisional investment review committee**
- **Group wide project tracking**
- **Disciplined planning process with regular forecasting**

TARGETS – FY2003 AND BEYOND

EPS Growth 2003	11 – 13%
EPS Growth 2004 & 2005	Maintain double digit
Cost to Income in 2004	<50%
Capital	Tier one 7-7.5%
Credit Quality	Maintain positive differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

SUMMARY

- Maintain momentum in core businesses
- Focus on key priorities
- Drive change management program
- Invest in people
- Continue cost disciplines


31
st.george

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. *It is not intended to be relied upon as advice to investors or potential* investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: 9236 3618
Mb: 0412 139 711
Email: osullivans@stgeorge.com.au